Exhibit 99.1

FOR IMMEDIATE RELEASE

Response To Questions Arising From Media Coverage Of Heart Failure Linked To Gleevec®

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (July 26, 2006).

Over the past 24 hours there has been significant local and international media coverage in newspapers reporting that chronic myeloid leukemia (CML) patients who take the drug Gleevec® are at increased risk of heart disease. These reports follow a publication in the international scientific journal Nature Medicine(1) on July 23 that reported that Gleevec® is cardiotoxic and recommended that individuals who are on the drug should be followed closely for symptoms of heart failure.

ChemGenex’s investigational drug Ceflatonin® is currently in phase 2/3 trials internationally for patients who fail Gleevec® and other tyrosine kinase inhibitors. Ceflatonin® works independently of pathways blocked by Gleevec® and other tyrosine kinase inhibitors and has demonstrated broad clinical activity in CML patients.

ChemGenex Chief Executive Officer and Managing Director Greg Collier, Ph.D., said “Whilst there is no suggestion at this stage that CML patients should discontinue therapy with Gleevec®, these findings do suggest that certain CML patient groups may be advised to seek intervention other than tyrosine kinase inhibitor therapy.”

Gleevec® is a registered trade-mark of Novartis AG.

About ChemGenex Pharmaceuticals Limited (www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, Ceflatonin®, is currently in phase 2/3 clinical trials for chronic myeloid leukemia and Quinamed® is in phase 2 clinical development for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes, obesity and depression programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

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1	Cardiotoxicity of the cancer therapeutic agent imatinib mesylate. Kerkala R., et al.

Nature Medicine , Advanced Online Publication. Published online July 23, 2006.

Response To Questions Arising From Media Coverage Of Heart Failure Linked To Gleevec®

Contacts

Dr. Greg Collier (CEO and Managing Director)	Australia	+61 3 5227 2752
	USA	+1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)	USA	+1 650 474 9800 ext 108
	Australia	+61 3 5227 2703

Safe Harbor Statement

Certain statements made herein that use the words “estimate,” ‘project,” “intend,” “expect,” “believe,” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development , the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com ABN 79 000 248 304